UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 18, 2018

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NOVA SOUTH, 160 VICTORIA STREET LONDON, SW1E 5LB UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: September 18, 2018	By:	/s/ Rachel Agnew

	Name:	Rachel Agnew
	Title:	Company Secretary

BHP
BHP Billiton Plc
Notice of Meeting 2018
This document is important and requires your immediate attention. Please read it straight away. If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should immediately consult your stockbroker, solicitor, accountant or other professional adviser authorised under the Financial Services and Markets Act 2000. If you have sold or transferred all your shares in BHP Billiton Plc, please send this document, together with accompanying documents, at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

BHP Our Charter We are BHP, a leading global resources company. Our Purpose Our Purpose is to create long-term shareholder value through the discovery, acquisition, development and marketing of natural resources. Our Strategy
Our Strategy is to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market. Our Values Sustainability Putting health and safety first, being environmentally responsible and supporting our communities.
Integrity Doing what is right and doing what we say we will do.
Respect Embracing openness, trust, teamwork, diversity and relationships that are mutually beneficial. Performance Achieving superior business results by stretching our capabilities.
Simplicity Focusing our efforts on the things that matter most. Accountability Defining and accepting responsibility and delivering on our commitments.
We are successful when:
Our people start each day with a sense of purpose and end the day with a sense of accomplishment.
Our teams are inclusive and diverse.
Our communities, customers and suppliers value their relationships with us.
Our asset portfolio is world-class and sustainably developed.
Our operational discipline and financial strength enables our future growth.
Our shareholders receive a superior return on their investment.
Andrew Mackenzie
Chief Executive Officer May 2017
BHP Billiton Plc Notice of Meeting 2018 1

Invitation from the Chairman
6 September 2018 Dear Shareholder,
I am pleased to invite you to the 2018 Annual General Meeting (AGM) of BHP Billiton Plc. The meeting will be held on Wednesday 17 October 2018 at the QEII Centre in London, starting at 11am.
The AGM is an important part of BHP’s overall approach to governance. The AGM gives you the opportunity to speak with your Directors and senior management team, ask questions, and vote on the items of business which are explained in this Notice of Meeting.
Together, your Directors contribute senior executive and non-executive experience; mining and oil and gas operating experience; knowledge of world capital markets; regulatory and government policy experience; an understanding of the health, safety, environmental and community challenges that we face; experience in successfully managing complex global businesses; and an understanding of the risk environment of the Group, including emerging risks and systemic risks, such as financial crises and climate change.
As you know, BHP’s policy is to give shareholders the opportunity to vote on the re-election of each Director each year. The performance of each Director standing for re-election has been assessed, and the Board has unanimously recommended each of those Directors for re-election. Wayne Murdy, who was appointed to the Board in June 2009 and who is a member of the Risk and Audit Committee as well as the Remuneration Committee, has decided to retire from the Board at the end of the 2018 BHP AGMs. On behalf of shareholders, I thank Wayne for his valuable contribution and wise counsel during his tenure as a Director of BHP, and wish him well for the future.
2 BHP Billiton Plc Notice of Meeting 2018

We have had underway for some time now a targeted search for a Non-executive Director with mining experience, and we expect to make an appointment in early calendar year 2019.
Board recommendation
The Board considers that all resolutions are in the best interests of shareholders of BHP as a whole, and recommends that you vote in favour of Items 1 to 19.
Thank you for your continued support of BHP. I encourage you to join us at the AGM and I look forward to meeting as many shareholders as possible on the day.
Yours sincerely,
Ken MacKenzie
Chairman
BHP Billiton Plc Notice of Meeting 2018 3

Annual General Meeting agenda
Wednesday 17 October 2018
9.30am
Registration opens
Tea and coffee available
11.00am
Annual General Meeting commences
Welcome to shareholders – Chairman
Review – Chief Executive Officer
Consideration of items of business and questions
Please join the Chairman, the Directors and senior management of BHP for refreshments after the Annual General Meeting.
Please refer to pages 30 to 31 of this Notice of Meeting for further details on the location of the meeting, including the map, and the transport network options.
Contents
Annual General Meeting agenda 4
Notice of Annual General Meeting 5
Explanatory Notes 9
Voting and participating 24
Location of the Annual General Meeting 30
Accessing information on BHP 32
Shareholder information 33
BHP Billiton Plc, registered in England and Wales, Number 3196209. Registered Office: Nova South, 160 Victoria Street, London, SW1E 5LB.
In this Notice, BHP Billiton Plc refers to the company listed on the London Stock Exchange and BHP Billiton Limited refers to the company listed on the Australian Securities Exchange. The two entities, together with their respective subsidiaries, are operated pursuant to a Dual Listed Company structure as a combined group known as BHP or the Group, which has its headquarters in Australia.
The Boards of BHP Billiton Plc and BHP Billiton Limited are identical and operate as one. In this Notice, the Board of BHP Billiton Plc and the Board of BHP Billiton Limited are referred to as the Board.
4 BHP Billiton Plc Notice of Meeting 2018

Notice of Annual General Meeting
Notice is given that the 2018 Annual General Meeting of shareholders of BHP Billiton Plc will be held at the QEII Centre, Broad Sanctuary, Westminster, London on Wednesday 17 October 2018 at 11.00am (London time) for the purpose of transacting the following business:
Items of business
Items 1 to 4, 9, and 11 to 19 will be proposed as ordinary resolutions. Items 5, 6 and 10 will be proposed as special resolutions. Items 7 and 8 will be proposed as non-binding ordinary resolutions.
Item 1
Financial Statements and reports
To receive the Financial Statements for BHP Billiton Plc and BHP Billiton Limited and the reports of the Directors and the Auditor for the year ended 30 June 2018.
Item 2
Reappointment of auditor of BHP Billiton Plc
To reappoint KPMG LLP as the auditor of BHP Billiton Plc.
Item 3
Remuneration of auditor of BHP Billiton Plc
To authorise the Risk and Audit Committee to agree the remuneration of KPMG LLP as the auditor of BHP Billiton Plc.
Item 4
General authority to issue shares in BHP Billiton Plc
To authorise the Directors, pursuant to section 551 of the UK Companies Act 2006, to allot shares in BHP Billiton Plc or to grant rights to subscribe for shares or to convert any security into shares in BHP Billiton Plc (rights) for the period ending on the later of the conclusion of the Annual General Meeting of BHP Billiton Plc and the Annual General Meeting of BHP Billiton Limited in 2019 up to an aggregate nominal amount of US$105,603,590 (provided that this authority will allow BHP Billiton Plc, before the expiry of this authority, to make offers or agreements that would or might require shares to be allotted or rights to be granted after such expiry and, notwithstanding such expiry, the Directors may allot shares in pursuance of such offers or agreements).
Annual General Meeting agenda Notice of Annual General Meeting Explanatory Notes Voting and participating Location of the Annual General Meeting Accessing Information on BHP
BHP Billiton Plc Notice of Meeting 2018 5

Notice of Annual General Meeting continued
Item 5
Issuing shares in BHP Billiton Plc for cash
To authorise the Directors, pursuant to sections 570 and 573 of the UK Companies Act 2006, to allot equity securities (as defined in section 560 of the UK Companies Act 2006) for cash and/or to sell or transfer any equity securities that are held by BHP Billiton Plc as treasury shares pursuant to the authority given by Item 4 as if section 561 of the UK Companies Act 2006 did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities: (a) in connection with a rights issue or other issue the subject of an offer or invitation, open for acceptance for a period fixed by the Directors, to (i) holders of ordinary shares on the register on a record date fixed by the Directors in proportion (as nearly as may be practicable) to their respective holdings, and (ii) other persons so entitled by virtue of the rights attaching to any other equity securities held by them, but in both cases subject to such exclusions or other arrangements as the Directors may consider necessary or expedient to deal with treasury shares, fractional entitlements or securities represented by depositary receipts or having regard to any legal or practical problems under the laws of, or the requirements of any regulatory body or stock exchange in, any territory or otherwise howsoever; and (b) otherwise than pursuant to paragraph (a) above, up to an aggregate nominal amount of US$52,801,795, and will expire on the later of the conclusion of the Annual General Meeting of BHP Billiton Plc and the Annual General Meeting of BHP Billiton Limited in 2019 (provided that this authority will allow BHP Billiton Plc, before the expiry of this authority, to make offers or agreements that would or might require equity securities to be allotted after such expiry and, notwithstanding such expiry, the Directors may allot equity securities in pursuance of such offers or agreements).
Item 6
Repurchase of shares in BHP Billiton Plc
To generally and unconditionally authorise BHP Billiton Plc, in accordance with section 701 of the UK Companies Act 2006, to make market purchases (as defined in section 693 of that Act) of ordinary shares of US$0.50 nominal value each in the capital of BHP Billiton Plc (shares) on such terms and in such manner as the Directors may from time to time determine, provided that: (a) the maximum aggregate number of shares hereby authorised to be purchased will be 211,207,180, representing 10 per cent of BHP Billiton Plc’s issued share capital; (b) the minimum price that may be paid for each share is US$0.50, being the nominal value of such a share; (c) the maximum price that may be paid for any share is the higher of (i) five per cent above the average of the middle market quotations for a share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the date of purchase of the shares, and (ii) the higher of the price of the last independent trade and the highest current independent bid for an ordinary share in BHP Billiton Plc on the trading venues where the market purchases by BHP Billiton Plc pursuant to the authority conferred by this Item 6 will be carried out; and (d) the authority conferred by this resolution will, unless renewed prior to such time, expire on the later of the conclusion of the Annual General Meeting of BHP Billiton Plc and the Annual General Meeting of BHP Billiton Limited in 2019 (provided that BHP Billiton Plc may enter into a contract or contracts for the purchase of shares before the expiry of this authority that would or might be completed wholly or partly after such expiry and may make a purchase of shares in pursuance of any such contract or contracts as if the authority conferred hereby had not expired).
6 BHP Billiton Plc Notice of Meeting 2018

Item 7
Approval of the Remuneration Report other than the part containing the Directors’ remuneration policy
To approve the Remuneration Report for the year ended 30 June 2018 (other than the Directors’ remuneration policy report in section 3.2) as set out in section 3 of the Annual Report.
Item 8
Approval of the Remuneration Report
To approve the Remuneration Report for the year ended 30 June 2018 as set out in section 3 of the Annual Report.
BHP will disregard any vote cast (in any capacity) on Items 7 and 8 by or on behalf of a member of BHP’s Key Management Personnel (KMP) or a KMP’s closely related party, unless the vote is cast as proxy for a person entitled to vote in accordance with a direction on the proxy form or by the Chairman of the meeting pursuant to an express authorisation to exercise the proxy.
Item 9
Approval of grant to Executive Director
To approve the grant of awards to Executive Director, Andrew Mackenzie, under the Group’s short and long term incentive plans as set out in the Explanatory Notes to this Notice of Meeting.
BHP will disregard any vote cast in favour of Item 9 by or on behalf of Andrew Mackenzie and any of his associates, regardless of the capacity in which the vote is cast, as well as any votes cast as a proxy by a member of BHP’s KMP and their closely related parties, unless the vote is cast as proxy for a person entitled to vote in accordance with a direction on the proxy form or by the Chairman of the meeting pursuant to an express authorisation to exercise the proxy.
Item 10
Change of name of BHP Billiton Plc and BHP Billiton Limited
To change the name of:
(a) BHP Billiton Plc to ‘BHP Group Plc’; and (b) BHP Billiton Limited to ‘BHP Group Limited’.
Annual General Meeting agenda Notice of Annual General Meeting Explanatory Notes Voting and participating Location of the Annual General Meeting Accessing Information on BHP
BHP Billiton Plc Notice of Meeting 2018 7

Notice of Annual General Meeting continued
Items 11 to 19 Election of Directors
The following Directors retire under the Board’s policy on annual election and, being eligible, submit themselves for re-election.
Item 11
To re-elect Terry Bowen as a Director of BHP.
Item 12
To re-elect Malcolm Broomhead as a Director of BHP.
Item 13
To re-elect Anita Frew as a Director of BHP.
Item 14
To re-elect Carolyn Hewson as a Director of BHP.
Item 15
To re-elect Andrew Mackenzie as a Director of BHP.
Item 16
To re-elect Lindsay Maxsted as a Director of BHP.
Item 17
To re-elect John Mogford as a Director of BHP.
Item 18
To re-elect Shriti Vadera as a Director of BHP.
Item 19
To re-elect Ken MacKenzie as a Director of BHP.
8 BHP Billiton Plc Notice of Meeting 2018

Explanatory Notes
The Explanatory Notes that follow form part of the Notice of Meeting and provide important information regarding the items of business to be considered at the Annual General Meeting (AGM).
Your vote is important. By voting, you are involved in the future of BHP.
Business
Items 1 to 4, 9, and 11 to 19 will be proposed as ordinary resolutions. Items 5, 6 and 10 will be proposed as special resolutions. Items 7 and 8 will be proposed as non-binding ordinary resolutions.
All items of business at the AGM are joint electorate actions. The voting procedure explained on pages 24 to 29 ensures that both BHP Billiton Plc and BHP Billiton Limited shareholders can vote on these matters.
Item 1
Financial Statements and reports
The laws in Australia and the United Kingdom require Directors to lay before the AGM the financial report (or statements) and the reports of the Directors and the Auditor for the year. In accordance with BHP’s approach to corporate governance, shareholders in each of BHP Billiton Plc and BHP Billiton Limited are being asked to receive the reports and accounts of both companies.
In the interests of simplicity, one resolution is proposed in respect of the reports and accounts for both BHP Billiton Plc and BHP Billiton Limited, as the accounts for the Group as a whole are presented in the BHP Annual Report 2018.
Item 2
Reappointment of auditor of BHP Billiton Plc
The law in the United Kingdom requires shareholders to approve the appointment of a company’s auditor each year.
KPMG has acted as the sole auditor of BHP Billiton Plc and BHP Billiton Limited since December 2003. The financial year that commenced on 1 July 2018 is the last financial year in respect of which KPMG is being put forward for appointment to conduct BHP’s external audit. BHP conducted a tender for the role of external auditor during 2017, and announced in August 2017 that EY will replace KPMG as auditor for the financial year commencing on 1 July 2019, subject to shareholder approval at the 2019 AGMs. The planned commencement date provides adequate time for EY to meet all relevant independence criteria before the appointment commences. The law in Australia does not require a similar annual reappointment of an auditor by shareholders. A resolution to reappoint the auditor of BHP Billiton Limited has, therefore, not been proposed.
Annual General Meeting agenda Notice of Annual General Meeting Explanatory Notes Voting and participating Location of the Annual General Meeting Accessing Information on BHP
BHP Billiton Plc Notice of Meeting 2018 9

Explanatory Notes continued
Item 3
Remuneration of auditor of BHP Billiton Plc
The law in the United Kingdom requires shareholders to either agree the remuneration of the auditor or authorise the company’s directors to do so. In accordance with these requirements, shareholders are asked to authorise the Risk and Audit Committee to determine the remuneration of the auditor of BHP Billiton Plc.
The law in Australia does not impose the same requirement. A resolution in respect of the remuneration of the auditor of BHP Billiton Limited has, therefore, not been proposed.
Item 4
General authority to issue shares in BHP Billiton Plc
The law in the United Kingdom (section 551 of the UK Companies Act 2006) requires the Directors to be authorised in order to issue shares and other equity securities. Shareholders are asked to renew the general authority of the Directors to issue shares and other equity securities in BHP Billiton Plc.
The proposed authority would permit the Directors to allot shares with an aggregate nominal value of US$105,603,590.
This amount:
• represents approximately 3.97 per cent of the total combined issued ordinary share capital of BHP Billiton Plc and BHP Billiton Limited (or 10 per cent of the total issued ordinary share capital of BHP Billiton Plc) as at 30 August 2018, being the latest practicable date before publication of this Notice of Meeting (the Latest Practicable Date);
• is considerably lower than the maximum limit specified in the guidelines of major shareholder associations in the United Kingdom – the Investment Association and the Pensions and Lifetime Savings Association permit a maximum limit of one-third of the issued share capital or two-thirds in the case of a pre-emptive rights issue;
• is considerably lower than the authority granted until the 2013 AGMs (a limit representing approximately 25 per cent was sought and granted at our AGMs until 2013, but the limit requested was reduced in 2014 to 10 per cent of the total issued ordinary share capital of BHP Billiton Plc, and this lower limit has been sought annually since then). The Board considers that this lower limit strikes the appropriate balance between market practice in South Africa (where investors expect a significantly lower limit on the general authority to issue shares than is acceptable in the United Kingdom) and ensuring that sufficient capacity is retained to finance business opportunities that may arise during the year; and
• is subject to the lower limit specified in Item 5 where shares are issued for cash on a non-pre-emptive basis.
This authority will expire at the conclusion of the BHP AGMs in 2019. The Directors have no present intention to issue shares under this authority.
No shares were issued under the similar authority granted by shareholders at last year’s AGMs. As at the Latest Practicable Date, BHP Billiton Plc had 2,112,071,796 ordinary shares on issue and the total combined ordinary share capital of BHP Billiton Plc and BHP Billiton Limited was 5,323,762,901 ordinary shares.
The law in Australia does not impose the same requirement. A resolution in respect of the issue of securities in BHP Billiton Limited has, therefore, not been proposed.
10 BHP Billiton Plc Notice of Meeting 2018

Item 5
Issuing shares in BHP Billiton Plc for cash
The law in the United Kingdom (section 561 of the UK Companies Act 2006) requires the Directors to be authorised in order to issue ordinary shares and other equity securities and sell treasury shares in BHP Billiton Plc, for cash, without first offering them to existing shareholders in proportion to their holdings. Shareholders are asked to renew this authority of the Directors. Paragraph (a) of Item 5 authorises the Board to issue shares and sell treasury shares for cash in connection with a rights issue or other pre-emptive offer.
Paragraph (b) of Item 5 authorises the Board to make other types of share issues (and sales of treasury shares, if any) for cash – for example, placements to people who are not currently shareholders. However, this authority in paragraph (b) is limited to shares with an aggregate nominal value of US$52,801,795.
• This amount: represents approximately two per cent of the total combined issued ordinary share capital of BHP Billiton Plc and BHP Billiton Limited (or five per cent of the total issued ordinary share capital of BHP Billiton Plc) as at the Latest Practicable Date; and • is lower than the limit set out in the Statement of Principles of the UK Pre-Emption Group, which reflect the views of The Investment Association and the Pensions and Lifetime Savings Association.
This authority will expire at the conclusion of the BHP AGMs in 2019.
The Directors confirm their intention to follow the UK Pre-Emption Group’s Statement of Principles regarding usage of the paragraph (b) authority so that cumulative usage in excess of 7.5 per cent of the total issued share capital of BHP Billiton Plc (excluding treasury shares) within a rolling three year period should not take place without prior consultation with shareholders. The Directors did not use the equivalent authority granted by shareholders at last year’s AGMs. The law in Australia does not impose the same requirement. A resolution in respect of the issue of securities in BHP Billiton Limited has, therefore, not been proposed.
Annual General Meeting agenda Notice of Annual General Meeting Explanatory Notes Voting and participating Location of the Annual General Meeting Accessing Information on BHP
BHP Billiton Plc Notice of Meeting 2018 11

Explanatory Notes continued
Item 6
Repurchase of shares in BHP Billiton Plc
The law in the United Kingdom (section 701 of the UK Companies Act 2006) permits a company to make a market purchase of its own shares only if shareholders have passed an authorising resolution. Shareholders are asked to renew BHP Billiton Plc’s authority to buy back its own shares. The renewal of the authority being sought will expire at the conclusion of the BHP AGMs in 2019. Shareholders are asked to consent to the purchase by BHP Billiton Plc of up to a maximum of 211,207,180 ordinary shares, which represents 10 per cent of BHP Billiton Plc’s issued share capital as at the Latest Practicable Date. The maximum price that may be paid for an ordinary share is 105 per cent of the average middle market quotation for the five business days preceding the purchase, and the minimum price that may be paid for any ordinary share is its nominal value of US$0.50.
If the authority is exercised, shares in BHP Billiton Plc could be bought back by BHP Billiton Plc directly. Alternatively, they could be purchased on-market by BHP Billiton Limited and subsequently transferred to BHP Billiton Plc for no consideration, following which BHP Billiton Plc would cancel those shares. The impact on the Group’s cash, gearing and interest levels would be the same for both alternatives.
The aggregate number of BHP Billiton Plc ordinary shares that would be acquired (whether by way of direct market purchases by BHP Billiton Plc or by way of the alternative mechanism described above) would not exceed the maximum number of BHP Billiton Plc ordinary shares for which the buy-back authority is sought under Item 6 and the same maximum and minimum prices would apply to any purchases of BHP Billiton Plc shares by BHP Billiton Limited that are transferred to BHP Billiton Plc for cancellation.
As at the Latest Practicable Date, there were options and other awards under employee share plans outstanding to subscribe for 536,077 shares in BHP Billiton Plc. If exercised in full, these would represent 0.03 per cent of the issued share capital of BHP Billiton Plc as at the Latest Practicable Date. If the authority to buy back shares under Item 6 were exercised in full (or the maximum number of ordinary shares in respect of which the authority is given were acquired by the alternative mechanism described above, or by a combination of direct market purchases and the use of such mechanism), these options or other awards would, on exercise, represent 0.03 per cent of the issued share capital of BHP Billiton Plc, net of the shares bought back. The UK Companies Act 2006 enables companies in the United Kingdom to hold any of their own shares they have purchased as treasury shares with a view to possible resale at a future date, rather than cancelling them. If BHP Billiton Plc were to exercise its buy-back authority, it may decide to hold, as treasury shares, any shares bought back by it. This would provide BHP Billiton Plc with additional flexibility in the management of its capital base, enabling it either to sell treasury shares quickly and cost-effectively or to use the treasury shares to satisfy awards under BHP employee share schemes. Any shares acquired by BHP Billiton Plc under the alternative mechanism described above would not be treated as treasury shares. BHP Billiton Plc currently holds no treasury shares.
12 BHP Billiton Plc Notice of Meeting 2018

The authority conferred by this item would be exercised only after considering the effects on earnings per share and the benefits for shareholders in BHP Billiton Plc and BHP Billiton Limited generally.
There is currently no intention to exercise this authority. However, as advised to the market on 27 July 2018, BHP expects to return to shareholders the net proceeds from the sale of BHP’s Onshore US assets, the form and timing of that return to be confirmed at the time of completion of the sale. If shareholders renew the buy-back authority, it is possible that the Directors may use the authority in connection with the return of the Onshore US sale proceeds to shareholders. The Directors did not use the equivalent authority granted by shareholders at last year’s AGMs. The law in Australia does not impose the same requirement. A resolution in respect of the buy-back of securities in BHP Billiton Limited has, therefore, not been proposed.
Item 7
Approval of the Remuneration Report other than the part containing the Directors’ remuneration policy
Item 7 is an ordinary resolution required under UK law and is an advisory vote.
The resolution is to approve the Remuneration Report for the year ended 30 June 2018, as set out in section 3 of the Annual Report, other than the part containing the Directors’ remuneration policy report in section 3.2 of the Annual Report.
The UK Companies Act 2006 requires the Remuneration Report to be split into a Directors’ remuneration policy report and a Directors’ annual report on remuneration. The Directors’ remuneration policy report is required to be put to a shareholder vote at least once every three years, or sooner if any changes to the Directors’ remuneration policy are proposed. The Directors’ remuneration policy report was approved by shareholders at the 2017 AGMs and remains unchanged. BHP’s remuneration policy will be put to shareholders again no later than at the 2020 AGMs.
Item 8
Approval of the Remuneration Report
Item 8 is an ordinary resolution required under Australian law and is an advisory vote. For Australian law purposes, the Remuneration Report for the year ended 30 June 2018 comprises the whole of section 3 of the Annual Report.
The Remuneration Report is set out in section 3 of the Annual Report and is available online at bhp.com.
Annual General Meeting agenda Notice of Annual General Meeting Explanatory Notes Voting and participating Location of the Annual General Meeting Accessing Information on BHP
BHP Billiton Plc Notice of Meeting 2018 13

Item 9
Approval of grant to Executive Director
It is proposed that Andrew Mackenzie, an Executive Director of BHP, be awarded securities under the Group’s incentive plans. If Item 9 is approved by shareholders, the awards will be made under the Short Term Incentive Plan (STIP) and Long Term Incentive Plan (LTIP). Each award under the STIP and LTIP is a conditional right to one ordinary fully paid share in BHP Billiton Limited, subject to meeting the applicable service and/or performance conditions. Under the Australian Securities Exchange (ASX) Listing Rules, shareholder approval is required for an issue of BHP Billiton Limited securities to Directors. Approval is not required where the terms of the scheme under which the grants are made require that the underlying shares are purchased on-market. The terms applying to Mr Mackenzie’s awards (comprising the terms of grant and the applicable plan rules) require that the underlying shares are purchased on-market. In addition, there is no requirement under UK law or the UK Listing Authority’s Listing Rules to obtain shareholder approval for the specific issue of BHP Billiton Plc securities to a Director on the terms proposed.
Although it is not required to do so, the Board is seeking shareholder approval for the acquisition of securities under the Group’s STIP and LTIP by Mr Mackenzie as a matter of good governance. (a) STIP award: The Board, on the advice of the Remuneration Committee, is proposing a grant of STIP awards. If approved by shareholders, the actual number of STIP awards to be granted will be calculated after the AGMs.
Value of the STIP award: The maximum value of Mr Mackenzie’s STIP award is US$1,224,000. This maximum value has been determined based on deferral of 50 per cent of Mr Mackenzie’s maximum STI amount of US$2,448,000 for performance during the year ended 30 June 2018.
How the number of rights will be calculated: The actual number of rights granted to
Mr Mackenzie will be calculated using the following formula: The maximum value of the STIP award (being US$1,224,000) will be multiplied by the US$/A$ exchange rate, being the average daily exchange rate over the five days immediately prior to the grant date, to convert the award value into Australian dollars. This amount will then be divided by the volume weighted average price of BHP Billiton Limited shares traded on the ASX over the five trading days immediately prior to the grant date, and rounded down to the nearest whole number of rights.
(b) LTIP award: The Board, on the advice of the Remuneration Committee, is proposing a grant of 304,523 LTIP awards with a face value equal to 400 per cent of Mr Mackenzie’s annual base salary (i.e. US$1,700,000 x 400 per cent = US$6,800,000).
How the number of rights was calculated: The actual number of rights proposed to be granted to Mr Mackenzie was calculated using the following formula: Converting the maximum value of Mr Mackenzie’s LTIP award (being US$6,800,000) into Australian dollars by applying the average US$/A$ exchange rate over the 12 months up to and including 30 June 2018, and then dividing that Australian dollar amount by the average daily closing price of BHP Billiton Limited shares traded on the ASX over the 12 months up to and including
30 June 2018.
The face value of US$6,800,000 was determined with the input of the Remuneration Committee’s independent adviser and through an analysis of Mr Mackenzie’s total target remuneration, as assessed by reference to a number of factors, including the extent to which the total remuneration is appropriate for Mr Mackenzie’s role and the extent to which it is market competitive.
14 BHP Billiton Plc Notice of Meeting 2018

Item 9 continued
(c) There is no cost payable by Mr Mackenzie, and no loan made by BHP to Mr Mackenzie, in relation to the grant of the STIP or LTIP awards or the allocation of shares on vesting of the awards. The awards will not have an exercise price and accordingly do not raise capital. (d) Mr Mackenzie is the only Director (or associate of a Director) entitled to participate in the STIP and the LTIP in the year ended 30 June 2018.
(e) Mr Mackenzie is the only Director (or associate of a Director) who has received securities under the STIP and LTIP since shareholder approval was last obtained. Mr Mackenzie was granted 56,217 rights under the STIP and 385,075 rights under the LTIP in accordance with shareholder approval at the 2017 AGMs. No consideration was payable by Mr Mackenzie in respect of these grants. Full details of these awards are set out in the 2017 Remuneration Report.
(f) The STIP and LTIP awards that are the subject of this approval will be granted to Mr Mackenzie following the AGMs, and in any event prior to 8 November 2019.
For information on the STIP and LTIP, refer to section 3.3 of the Annual Report.
The LTIP Rules are available online at bhp.com.
Item 10
Change of name of BHP Billiton Plc and BHP Billiton Limited
The laws in both the United Kingdom and Australia permit a company to change its name by special resolution.
In May 2017, the Group updated its corporate branding to be known simply as ‘BHP’. This change was implemented to reflect both the simplification of BHP’s portfolio and Operating Model, as well as the Group’s heritage and long history. As part of a phased approach, BHP’s new brand mark was adopted in the 2017 Annual Reporting Suite and Notice of Meeting. Shareholder approval is now sought to change the registered names of the parent companies of the Group.
Consistent with the DLC Structure Principles, which provide that BHP Billiton Plc and BHP Billiton Limited must operate as if they were a single unified economic entity, the names of both companies should be the same. Therefore, approval is sought to change the name of BHP Billiton Plc to ‘BHP Group Plc’ and BHP Billiton Limited to ‘BHP Group Limited’.
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Explanatory Notes continued
Items 11 to 19 Election of Directors
The Boards of BHP Billiton Plc and BHP Billiton Limited must be identical and operate as one. In the interests of simplicity, one resolution is proposed in respect of the election of each candidate to both the Board of BHP Billiton Plc and to the Board of BHP Billiton Limited. Accordingly, in each resolution, reference to ‘BHP’ is a reference to both BHP Billiton Plc and BHP Billiton Limited. The resolution to appoint each candidate is proposed as a separate resolution.
Under the Articles of Association of BHP Billiton Plc and the Constitution of BHP Billiton Limited, at least one-third of Directors must retire (and may seek re-election) at each AGM. However, taking account of the recommendations in the UK Corporate Governance Code, the Board has adopted a policy under which all Directors seek re-election annually. All current Directors are retiring and are offering themselves for re-election, with the exception of Wayne Murdy (who will retire at the end of this year’s BHP Billiton Limited AGM).
The Board annually reviews the performance of each Director seeking re-election at the AGMs, with assistance from the Nomination and Governance Committee. The review is designed to assess the effectiveness of each person. All Directors seeking re-election at the 2018 AGMs contributed to the review of every other Director during the year. The Nomination and Governance Committee has also reviewed the skills, backgrounds, knowledge, experience and diversity of geographic location, nationality and gender represented on the Board. In addition, the Chairman, drawing on guidance from the Remuneration Committee, led an evaluation of the performance of the Chief Executive Officer (CEO) on behalf of all Non-executive Directors. The criteria used to assess the CEO’s performance are set out in sections 2.15 and 3 of the Annual Report.
On the basis of these reviews, the Board considers that all Directors seeking re-election demonstrate commitment to their role, that each Director continues to make a valuable contribution to the Board and that the Board as a whole has an appropriate mix of skills, backgrounds, knowledge, experience and diversity to operate effectively. Accordingly, the Board recommends to shareholders the re-election of all retiring Directors who offer themselves for re-election.
All Non-executive Directors are considered by the Board to be independent, on the basis that they are independent in character and judgement and free from any business or other relationship that could materially interfere with the exercise of their objective, unfettered or independent judgement. The Annual Report contains further information on the independence of Directors in section 2.10.
The biographical details, skills and experience of each of the Directors standing for re-election are set out below and in section 2.2.1 of the Annual Report.
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Item 11
Terry Bowen BAcct, FCPA, MAICD, 51
Mr Bowen served as an Executive Director and Finance Director of Wesfarmers Limited from 2009 to 2017, which included chairing a number of Wesfarmers’ operating divisions. Wesfarmers is a conglomerate with interests predominantly in Australian and New Zealand retail, chemicals, fertilisers, coal mining and industrial and safety products. Prior to this, Mr Bowen held various senior executive roles within Wesfarmers, including as Finance Director of Coles, Managing Director of Industrial and Safety and Finance Director of Wesfarmers Landmark. Prior to this, he served in various financial roles in several leading companies in Australia. Mr Bowen is a former Director of Gresham Partners and past President of the National Executive of the Group of 100 Inc. He is also currently a Managing Partner and Head of the Operations Group at BGH Capital. He has significant executive experience across a range of diversified industries. He has deep financial expertise, and extensive experience in capital allocation discipline, commodity value chains and strategy. Mr Bowen has been a Director of BHP since October 2017, and is a member of the Risk and Audit Committee.
Mr Bowen says: BHP is a tremendous company with world class assets, strong leadership and the ability to create significant value for shareholders. My 25 years of leadership experience in financial, strategic and operational areas across a broad range of industries and complex operations provides me with capital allocation discipline, commodity value-chain expertise and strategic experience. Such experience positions me well to contribute to Board decisions to optimise opportunities for BHP, and my financial and risk experience enhances my contribution to the important work of the Risk and Audit Committee.
The Board recommends the re-election of Mr Bowen.
Item 12
Malcolm Broomhead MBA, BE, FAICD, 66
Mr Broomhead was Managing Director and Chief Executive Officer of Orica Limited (a global mining company) from 2001 until September 2005. Prior to joining Orica, he held a number of senior positions at North Limited, including Managing Director and Chief Executive Officer and, prior to that, held senior management positions with Halcrow (UK), MIM Holdings, Peko Wallsend and Industrial Equity.
Mr Broomhead has extensive experience as a non-executive director of global organisations, and as a chief executive of large global industrial and mining companies. Mr Broomhead has a broad strategic perspective and understanding of the long-term cyclical nature of the resources industry and commodity value chains, with proven health, safety and environment, and capital allocation performance. Mr Broomhead has been a Director of BHP since March 2010, and is Chairman of the Sustainability Committee and a member of the Nomination and Governance Committee.
Mr Broomhead says: BHP is dedicated to the creation of long-term shareholder value through the execution of an effective strategy and the disciplined allocation of capital. My experience as a CEO and Board member of global resource and industrial companies enables me to make a significant contribution to the deliberations of the Sustainability Committee, the Nomination and Governance Committee and the Board, particularly with respect to capital allocation discipline, strategy, commodity value chains and health, safety, environmental and community matters.
The Board recommends the re-election of Mr Broomhead.
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Item 13
Anita Frew BA(Hons), MRes, Hon DSc, 61
Ms Frew is the Chairman of Croda International Plc (a British speciality chemicals company) and Deputy Chairman and Senior Independent Director of Lloyds Banking Group Plc. Prior to this, she was the Chairman of Victrex Plc, Senior Independent Director of Aberdeen Asset Management Plc and IMI Plc and a Non-executive Director of Northumbrian Water. Ms Frew has an extensive breadth of non-executive experience in diverse industries including chemicals, engineering, industrial and finance. In particular, Ms Frew has valuable insight and experience in the creation of shareholder value, organisational change, mergers and acquisitions, risk and health, safety and environment. She also possesses significant executive experience in a number of sectors including media, life assurance, pensions and investment. Ms Frew has been a Director of BHP since September 2015, and is a member of the Remuneration Committee and the Risk and Audit Committee.
Ms Frew says: I believe BHP’s strategic vision and dedication to high standards in the areas of safety, sustainability and governance set it apart from others. This is driven by a combination of BHP’s ethical and responsible approach to business, including its social licence to operate, and its strong Board and leadership team who have an enduring commitment to creating shareholder value.
My extensive experience as a Non-executive Director, Senior Independent Director and Chairman of global industrial and financial companies has provided me with the skills and experience to meaningfully contribute to the deliberations of the Board, Remuneration Committee and the Risk and Audit Committee. Through my non-executive career, I have developed a deep understanding of, and insight into, shareholder expectations, and remain highly focused on progressing BHP’s commitment to governance and its disciplined capital allocation, which support the creation of shareholder value. My 10 years of executive experience in the media, life assurance and investment sectors provides me with valuable financial expertise and risk experience that enhances my contributions to Board and Committee decision-making.
The Board recommends the re-election of Ms Frew.
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Item 14
Carolyn Hewson AO, BEc (Hons), MA, FAICD, 63
Ms Hewson is a former investment banker with over 35 years’ experience in the finance sector. She was previously an Executive Director of Schroders Australia Limited and has extensive financial markets, risk management and investment management expertise. Ms Hewson is a former Director of BT Investment Management Limited, Westpac Banking Corporation, AMP Limited, CSR Limited, AGL Energy Limited, the Australian Gas Light Company, South Australian Water and the Economic Development Board of South Australia.
Ms Hewson has extensive non-executive experience in a number of sectors, as well as executive experience in financial markets, risk management and investment management. Through her non-executive roles, Ms Hewson brings experience and insight on strategy and risk through cycles, social licence issues, the changing external environment and the promotion of corporate culture. Ms Hewson has been a Director of BHP since March 2010, and is Chairman of the Remuneration Committee and a member of the Nomination and Governance Committee. Ms Hewson says: At BHP, the Board and the management team are constantly mindful of the important responsibilities that accompany our position of significant global influence and size. We carry the clear objective to create long-term value for our shareholders, along with the responsibility to always have the highest regard for the safety of our people, to understand the needs of the communities and the environments in which we operate and to follow exemplary governance practices. In this way, we aim to create long-term value in a sustainable manner. Appropriately, our Board members bring a wide range of skills, experience and backgrounds, but we are united in our focus on BHP’s objectives and responsibilities. My executive experience in finance and risk management, as well as my extensive non-executive experience across a number of sectors as a Non-executive Director, provides me with a depth and breadth of experience and insight on strategy, risk, social licence and corporate culture that is integral to and complements the existing skills and experience of the Board.
The Board recommends the re-election of Ms Hewson.
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Item 15
Andrew Mackenzie BSc (Geology), PhD (Chemistry), 61
Mr Mackenzie joined BHP in November 2008 as Chief Executive Non-Ferrous, with responsibility for over half of BHP’s 100,000 strong workforce across four continents. He was appointed Chief Executive Officer in May 2013 and was appointed to the Board on that date. Prior to BHP, Mr Mackenzie held various executive roles at Rio Tinto, including as Chief Executive of Diamonds and Minerals, and at BP, where he held a number of senior roles, including as Group Vice President for Technology and Engineering and Group Vice President for Chemicals. Mr Mackenzie was previously a non-executive director of Centrica plc.
Mr Mackenzie has over 30 years’ experience, including in oil and gas, minerals, strategy and capital discipline over long-term cycles, technology, global markets, public policy and commodity value chains. Mr Mackenzie also has non-executive director experience.
Mr Mackenzie says: It is a privilege to lead one of Australia’s great companies and a leading global resources company, and to meet with and listen to our people, our shareholders and the many other stakeholders vital to BHP’s success. Over the last five years, we have built foundations from which we will create value for decades to come. We are clear about our strategy and purpose, which is at the heart of everything we do and is increasingly important in the uncertain and challenging external environment in which we are operating. We will maximise cash flow, maintain strict capital discipline, and deliver strong returns. I am proud that, guided by Our Charter, our decisions incorporate care for the environment and our communities, compassion and trust. The focus of our strategy will remain to own, and safely and efficiently operate, large, low-cost, long-life assets diversified by commodity, geography and market. I believe my extensive executive experience in this sector, as well as my experience in global markets, commodity value chains and technology positions me well to continue to lead this great company.
The Board recommends the re-election of Mr Mackenzie.

Item 16
Lindsay Maxsted DipBus, FCA, FAICD, 64
Mr Maxsted has over 10 years’ experience in non-executive roles, including as chairman of two global companies. Mr Maxsted is also a corporate recovery specialist who has managed a number of Australia’s largest corporate insolvency and restructuring engagements and, until 2011, continued to undertake consultancy work in the restructuring advisory field. He was the Chief Executive Officer of KPMG Australia between 2001 and 2007. Mr Maxsted has a breadth of understanding and insight in relation to the creation of shareholder value through cycles, risk, capital discipline and the external environment. Mr Maxsted has been a Director of BHP since March 2011, and is Chairman of the Risk and Audit Committee.
Mr Maxsted says: The Board of BHP has, through focusing on a superior vision and strategy, great values and high-quality people, and the related issues of risk, sustainability and an appropriate governance framework, created an environment for success. Our risks are managed on an enterprise-wide basis. The natural diversification in our portfolio of commodities, geographies, currencies, assets and liabilities is a key element in our risk management approach.
My professional background as a CEO, as an adviser on large and complex corporate restructurings, and my over 10 years of non-executive experience in the banking and finance and infrastructure sectors, have provided me with a diverse range of skills and experience to draw upon and contribute as a Board member. My financial and risk experience gained through my non-executive experience is particularly beneficial in my role as Chairman of the Risk and Audit Committee.
The Board recommends the re-election of Mr Maxsted.
Item 17
John Mogford BEng, 65
Mr Mogford spent the majority of his career in various leadership, technical and operational roles at BP Plc. More recently, he was the Managing Director and an Operating Partner of First Reserve, a large global energy focused private equity firm, from 2009 until 2015, during which he served on the boards of First Reserve’s investee companies, including as Chairman of Amromco Energy LLC and White Rose Energy Ventures LLP. Mr Mogford retired from the boards of Weir Group Plc and one of First Reserve’s portfolio companies, DOF Subsea AS, in 2018, and is currently on the board of ERM Worldwide Group Limited.
Mr Mogford has significant global executive experience, including in oil and gas, capital allocation discipline, commodity value chains and health, safety and environment. He has also held roles as a non-executive director on a number of boards. Mr Mogford has been a Director of BHP since October 2017, and is a member of the Sustainability Committee.
Mr Mogford says: BHP has a portfolio of world class assets, a strong balance sheet and a clear strategy to grow value for its shareholders. Part of BHP’s strength lies in its commitment to the health and safety of its people, sustainable development and operational excellence.
My deep technical and operational experience in the oil and gas industry, including large and complex projects, combined with my strategic expertise and understanding of commodity value chains, enables me to contribute to effective Board decisions. The risk management expertise and understanding of health, safety, environmental and community matters gained through my executive and non-executive careers also positions me well in my role as a member of the Sustainability Committee.
The Board recommends the re-election of Mr Mogford.
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Explanatory Notes continued
Item 18
Shriti Vadera MA, 56
Ms Vadera has held executive roles and has broad non-executive experience. She is Chairman of Santander UK Group Holdings Plc and Santander UK Plc, and has been a Director of AstraZeneca Plc since 2011. She was an investment banker with S G Warburg/UBS from 1984 to 1999, on the Council of Economic Advisers, HM Treasury from 1999 to 2007, Minister in the UK Department of International Development in 2007, Minister in the Cabinet Office and Business Department from 2008 to 2009 with responsibility for dealing with the financial crisis and G20 Adviser from 2009 to 2010. Ms Vadera advised governments, banks and investors on the Eurozone crisis, banking sector, debt restructuring and markets from 2010 to 2014.
Ms Vadera brings wide-ranging and global experience in economics, public policy and strategy, as well as deep understanding and insight in relation to global and emerging markets and the macro-political and economic environment. She understands the governmental regulatory authorities and how to effectively work with regulators. Ms Vadera has been a Director of BHP since January 2011, and the Senior Independent Director of BHP Billiton Plc since August 2015. She is a member of the Nomination and Governance Committee and the Remuneration Committee. Ms Vadera says: The Board and management of BHP have a firm commitment to create long-term shareholder value by maintaining the highest corporate governance standards, focusing on operational excellence and rigorously implementing a stable but flexible strategy. BHP is a global company working in a market and geopolitical and regulatory environment that are both complex and changing. My background in finance, governments, emerging markets and international institutions provides me with useful experience and perspectives that help me contribute to the Board’s deliberations and decisions, particularly in relation to public policy, strategy, risk and the macro-political and economic environments.
The Board recommends the re-election of Ms Vadera.
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Item 19
Ken MacKenzie BEng, FIEA, FAICD, 54
Mr MacKenzie was the Managing Director and Chief Executive Officer of Amcor Limited, a global packaging company with operations in over 40 countries, from 2005 until 2015. During his 23 year career with Amcor, Mr MacKenzie gained extensive experience across all of Amcor’s major business segments in developed and emerging markets in the Americas, Australia, Asia and Europe.
As a former CEO, he has extensive global and executive experience, and a deeply strategic approach, with a focus on capital discipline and the creation of long-term shareholder value. He has insight and understanding in relation to organisational culture, the external environment, the diverse interests of our stakeholders and emerging issues related to our social licence. Mr MacKenzie has been a Director of BHP since September 2016, and was appointed Chairman in September 2017. He is Chairman of the Nomination and Governance Committee and a member of the Sustainability Committee.
Mr MacKenzie says: In last year’s Notice of Meeting I highlighted my commitment to continue to create shareholder value by working with management on reviewing the portfolio and strengthening the application of the Capital Allocation Framework. We have further simplified and strengthened the portfolio by progressing the divestment of our shale assets, and we have given greater clarity to the Capital Allocation Framework through publishing the net debt target range, and giving forward guidance on capital expenditure for FY2019 and FY2020. The investors I met during the year have responded positively to these developments. Like last year, I am continuing to focus on Board renewal.
The Board recommends the re-election of Mr MacKenzie.
By order of the Board
Margaret Taylor
Group Company Secretary
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Voting and participating
Your vote is important. By voting, you are involved in the future of BHP.
Shareholders can vote by:
> attending the meeting and voting in person; or > appointing an attorney or, in the case of corporate shareholders, a corporate representative to attend and vote; or > appointing a proxy to attend and vote on their behalf. There are also a number of ways you can participate in the AGM.
How are votes calculated under the Dual Listed Company structure?
In accordance with our Dual Listed Company structure, all items of business at the 2018 AGMs are considered significant matters and are therefore joint electorate actions. Voting on joint electorate actions works as follows: • if a BHP Billiton Plc shareholder votes at the BHP Billiton Plc AGM (to be held in London on 17 October 2018), an equivalent vote will be cast on the corresponding resolution at the meeting of BHP Billiton Limited; • if a BHP Billiton Limited shareholder votes at the BHP Billiton Limited AGM (to be held in Adelaide on 8 November 2018), that vote will be treated as though it was also cast on the corresponding resolution at the meeting of BHP Billiton Plc; • a resolution will be passed only if the votes cast in favour (after the votes of shareholders of both companies are added together) represent a majority of the votes cast (in the case of an ordinary resolution), or represent at least 75 per cent of the votes cast (in the case of a special resolution).
All items of business will be decided by way of a poll.
Am I entitled to vote at the meeting?
In accordance with Regulation 41 of the Uncertificated Securities Regulations 2001 and for the purposes of section 360B of the UK Companies Act 2006, only those shareholders entered on the register of shareholders of BHP Billiton Plc at 6.00pm (London time) on Monday 15 October 2018, or in the event that the meeting is adjourned, on the register of shareholders of BHP Billiton Plc at 6.00pm (London time) on the day two days before the date of any adjourned meeting, shall be entitled to vote at the meeting, in respect of the number of shares registered in their name at that time. Changes after that time, or in the event that the meeting is adjourned, after 6.00pm (London time) on the day two days before the date of the adjourned meeting, shall be disregarded in determining the rights of any person to attend and vote at the meeting or any adjourned meeting.
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In addition, Australian legal requirements limit the eligibility of certain people to vote on some of the items of business to be considered at the AGMs. The applicable voting exclusion (if any) for each item of business is set out immediately after the proposed resolution in this Notice of Meeting.
When should I arrive at the meeting venue?
You must register to vote at the AGM. The registration desks will be open from 9.30am (London time) and we ask that you arrive at least 30 minutes before proceedings commence to allow sufficient time to complete registration.
I have a power of attorney from a shareholder – how can I attend and vote?
Attorneys should bring with them an original or certified copy of the power of attorney under which they have been authorised to attend and vote at the meeting, unless previously given to the Share Registrar.
I am a representative of a corporate shareholder – how can I attend and vote?
A shareholder that is a corporation may appoint one or more individuals to act as its representative(s) and to vote in person at the meeting (provided that if two or more representatives are appointed they do not do so in relation to the same shares). The representative should bring to the meeting evidence of his or her appointment, including any authority under which it is signed, even if previously given to the Share Registrar.
I hold American Depositary Shares – can I attend and vote?
The main contact for holders of American Depositary Shares (ADS) who do not hold their investment directly is the registered shareholder, custodian or broker, or whoever administers the investment on their behalf. ADS holders should deal with them in relation to any rights under the agreement with them to be appointed as proxy and to attend, participate in and vote at the meeting.
I want to vote but I can’t attend the meeting – what should I do?
If you cannot attend, you can appoint the Chairman of the meeting or any other person as your proxy, to attend and vote on your behalf.
• A proxy form accompanies this Notice of Meeting.
• A shareholder entitled to attend and vote is entitled to appoint one or more proxies. A proxy need not be a shareholder and can be an individual or a body corporate. Each proxy will have the right to vote on a poll and to speak at the meeting. If a shareholder appoints more than one proxy to attend the meeting, each proxy must be appointed to exercise the rights attached to a different share or shares held by a shareholder. Further proxy forms are available by contacting the Share Registrar.
• The appointment of a proxy may specify the proportion or number of votes that the proxy may exercise.
• If a proxy is not directed how to vote on an item of business, the proxy may vote or withhold their vote on that resolution as they think fit. Should any resolution other than those specified in this Notice of Meeting be proposed at the meeting, a proxy may vote on that resolution as they think fit (unless otherwise directed by the shareholder).
• If a proxy is instructed to withhold their vote on an item of business, they are directed not to vote on the shareholder’s behalf on the poll and the shares that are the subject of the proxy appointment will not be counted in calculating the required majority.
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Voting and participating continued
• Shareholders who return their proxy forms with a direction on how to vote but do not nominate the identity of their proxy will be taken to have appointed the Chairman of the meeting as their proxy to vote on their behalf. If a proxy form is returned with a direction on how to vote but the nominated proxy does not attend the meeting, or does not vote on the resolution, the Chairman of the meeting will act in place of the nominated proxy and vote in accordance with any instructions. It is intended that proxy appointments in favour of the Chairman of the meeting, the Secretary or any Director that do not contain a direction on how to vote will be used where possible to support each of the resolutions proposed at Items 1 to 19 in this Notice of Meeting.
• The KMP of BHP (which includes each of the Directors, the CFO and the President Operations of each of Minerals Australia, Minerals America and Petroleum) and their closely related parties (such as close family members and any controlled companies) will not be able to vote as your proxy on any of Items 7, 8, and 9, unless you direct them how to vote. If you intend to appoint a member of the KMP as your proxy, please ensure that you direct them how to vote on Items 7, 8 and 9, by marking the voting boxes on the proxy form for those items. If you appoint the Chairman of the meeting as your proxy, or the Chairman of the meeting is appointed as your proxy by default, but you do not mark the voting boxes on the proxy form for any of Items 7, 8 and 9, by completing and returning the proxy form you will be expressly authorising the Chairman of the meeting to exercise your proxy on the resolutions for which voting boxes have not been marked even though they are connected with remuneration of the KMP.
• The proxy form must be signed by the shareholder or the shareholder’s attorney.
• Proxies appointed by corporations must be executed in accordance with BHP Billiton Plc’s Articles of Association.
I am a ‘nominated person’ – what can I do?
The right to appoint a proxy does not apply to persons whose shares are held on their behalf by another person and who have been nominated to receive communications from BHP Billiton Plc in accordance with section 146 of the UK Companies Act 2006 (nominated persons). Nominated persons may have a right under an agreement with the registered shareholder who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy. Alternatively, if nominated persons do not have such a right, or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of the voting rights.
Nominated persons’ main point of contact in terms of their investment in BHP Billiton Plc remains the shareholder who nominated them to enjoy the information rights (or perhaps the custodian or broker who administers the investment on their behalf). Nominated persons should continue to contact that shareholder, custodian or broker (and not BHP Billiton Plc) regarding any changes or queries relating to their personal details and interest in BHP Billiton Plc (including any administrative matter). The only exception to this is where BHP Billiton Plc expressly requests a response from the nominated person.
By when do I have to submit my proxy appointment?
• If you are a shareholder registered on the principal register in the United Kingdom, you must lodge your proxy by 11.00 am London time on Monday 15 October 2018, or 12 noon South Africa time on Monday 15 October 2018 for shareholders registered on the South African branch register. Proxies lodged after this time will be invalid.
Where the appointment of a proxy is signed by the appointor’s attorney, a certified copy of the power of attorney, or the power itself, must be received by BHP Billiton Plc or its Share Registrar at either of the addresses specified on the following page by 11.00 am London time/12 noon
• South Africa time on Monday 15 October 2018.
Amended instructions must also be received by BHP Billiton Plc or its Share Registrar by the deadline for receipt of proxies.
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How do I submit my proxy appointment?
You can lodge your proxy using any of the following methods:
• Electronically by recording the proxy appointment and voting instructions via bhp.com or at eproxyappointment.com. You can log in on a computer or by using the BHP Billiton Plc mobile voting service for smartphones. Only registered BHP shareholders may access this facility and will need the Control Number, their Shareholder Reference Number (SRN) and Personal Identification Number (PIN) (each as shown on the proxy form). Once you have entered your voting instructions electronically, you will be asked to confirm your voting selections. At this point, you can request an email confirmation of your vote. Once you press ‘submit’, you will be taken to a screen that confirms your details have been received and processed. If you do not see this confirmation screen, you should contact the Share Registrar.
• By hand delivery or post using one of the following addresses: BHP Billiton Plc Registrar Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS13 8AE Postal address (for proxy forms) – The Pavilions Bridgwater Road Bristol BS99 6ZY United Kingdom or BHP Billiton Plc Register and Transfer Secretary Computershare Investor Services (Pty) Limited Rosebank Towers 15 Biermann Avenue Rosebank, 2196 South Africa Postal address – PO Box 61051 Marshalltown 2107 South Africa. Holders of shares dematerialised into Strate should return their proxy forms directly to their Central Securities Depository Participant or stockbroker. I have already submitted my proxy appointment – can I still attend the meeting? Yes, completion and return of a proxy form will not prevent you from attending the meeting and voting in person should you wish to do so.
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Voting and participating continued
I am a CREST member – can I use the CREST electronic proxy appointment service to vote?
Yes, CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by following the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.
In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instruction as described in the CREST manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Computershare Investor Services PLC (CREST participant 3RA50) by 11.00 am (London time) on Monday 15 October 2018. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instruction to proxies appointed through CREST should be communicated to the appointee through other means.
CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his or her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings. BHP Billiton Plc may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.
Can I ask questions at the meeting?
Discussion at the meeting will take place on all the items of business set out in this Notice of Meeting. Shareholders will have the opportunity to ask questions at the meeting (including an opportunity to ask questions of the auditor) in accordance with section 319A of the UK Companies Act 2006.
To ensure that as many shareholders as possible have the opportunity to speak, we ask you to observe the following courtesies:
• It would be appreciated if questions could be kept as short as possible.
• Speakers are requested to restrict themselves to two questions or comments initially. Others may have waited some time to speak. If time permits, anyone wishing to speak more than once will be given a subsequent opportunity.
Shareholders who are unable to attend the meeting or who prefer to register questions in advance are invited to use the question form included with their proxy form (which is also available online at bhp.com). During the course of the meeting, the Chairman will endeavour to address the themes most frequently raised in the submitted question forms. Please note that individual responses will not be sent to shareholders.
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Will the meeting be webcast?
A live webcast of the AGM will be able to be viewed online at bhp.com.
When can I find out the results of the meeting?
Due to our Dual Listed Company structure, the results of each resolution cannot be finalised until after both the AGM of BHP Billiton Plc and the AGM of BHP Billiton Limited have been held. Voting results will be announced to the stock exchanges and made available online at bhp.com as soon as the poll is finalised after the BHP Billiton Limited meeting.
Additional information
It is possible that, pursuant to requests made by shareholders of BHP Billiton Plc under section 527 of the UK Companies Act 2006, BHP may be required to publish on a website a statement setting out any matter relating to: (i) the audit of BHP Billiton Plc’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the meeting; or (ii) any circumstance connected with an auditor of BHP Billiton Plc ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with section 437 of the UK Companies Act 2006. BHP Billiton Plc may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the UK Companies Act 2006. Where BHP Billiton Plc is required to place a statement on a website under section 527 of the UK Companies Act 2006, it must forward the statement to its auditor not later than the time when it makes the statement available on the website. The business that may be dealt with at the meeting includes any statement that BHP Billiton Plc has been required under section 527 of the UK Companies Act 2006 to publish on a website.
This Notice of Meeting, together with information about the total number of shares in BHP Billiton Plc in respect of which shareholders are entitled to exercise voting rights at the meeting as at the date of this Notice of Meeting, can be found on our website at bhp.com.
As at the date of this Notice of Meeting, BHP Billiton Plc’s issued capital with voting rights consists of 2,112,071,796 ordinary shares of US$0.50 each. Therefore, the total number of voting rights in BHP Billiton Plc is 2,112,071,796. BHP Billiton Plc also has one Special Voting Share on issue to facilitate joint voting by shareholders of BHP Billiton Plc and BHP Billiton Limited on joint electorate actions.
Documents available for inspection
Copies of the terms and conditions of appointment of BHP Billiton Plc’s Non-executive Directors may be inspected at the registered office of BHP Billiton Plc during normal business hours on any weekday (public holidays excepted) from the date of this Notice of Meeting until the date of the AGM, and at the QEII Centre for at least 15 minutes prior to and during the meeting.
Annual General Meeting agenda Notice of Annual General Meeting Explanatory Notes Voting and participating Location of the Annual General Meeting Accessing Information on BHP
BHP Billiton Plc Notice of Meeting 2018 29

Location of the Annual General Meeting
Wednesday 17 October 2018 – 11.00 am
(London time)
The QEII Centre Broad Sanctuary Westminster London SW1P 3EE
30 BHP Billiton Plc Notice of Meeting 2018

Transport options
Trains
Car
Charing Cross (0.7 mile) – Turn left towards Trafalgar Square; left down Whitehall then into Parliament Square, turn right onto Broad Sanctuary. The Centre is on your right. Victoria (0.7 mile) – Walk to bus stand, turn right onto Victoria Street. Continue until you reach Westminster Abbey. The Centre is on your left. Waterloo (1 mile) – Turn left, walk to roundabout. Cross York Road and take Westminster Bridge Road. Cross to Parliament Square right onto Broad Sanctuary. The Centre is on your right.
There are several car parks close to the Centre, but space is limited. Q-Park Westminster is a seven minute walk from the Centre: q-park.co.uk. Other available parking can be found by visiting Park Jockey parkjockey.com and entering QEII Centre into the search field. Disabled participants arriving at the Centre in a vehicle with a disabled badge displayed may be permitted to park on the forecourt of the building, subject to availability. Calling ahead on 020 7798 4000 is recommended.
Bicycle
Cycle parking can be located via City of Westminster’s site – westminster.gov.uk/ find-cycle-parking. For more information, please visit the Centre’s website qeiicentre.london/getting-here.
Bus services
Several bus routes serve Westminster Station, Parliament Square and Victoria Street. To plan your route, please visit the Transport for London website tfl.gov.uk.
Tube
Westminster Station (0.1 mile) – Jubilee, Circle and District Lines. Via exit 6 to Whitehall, left into Parliament Square, cross road, turn right onto Broad Sanctuary. The Centre is on your right. St James’s Park Station (0.1 mile) – Circle and District Lines. Broadway exit, walk down Tothill Street. At end of street, turn left and you will see the Centre directly in front of you. Victoria Tube Station (0.7 mile) – Victoria, Circle and District Lines. Turn right and walk down Victoria Street. At the end is Broad Sanctuary. The Centre is on the left-hand side.
Annual General Meeting agenda Notice of Annual General Meeting Explanatory Notes Voting and participating Location of the Annual General Meeting Accessing Information on BHP
BHP Billiton Plc Notice of Meeting 2018 31

Accessing information on BHP
All up-to-date shareholder information is available online at bhp.com
Online shareholder services
• check your holding
• register to receive electronic shareholder communications update your records (including address and direct credit details)
• access all your securities in one portfolio by setting up a personal account vote online
Latest news
Reports and presentations
Company overview (including Our Charter, structure and governance)
Subscribe to receive news alerts
sent directly to your email address
linkedin.com/company/bhp youtube.com/bhp twitter.com/bhp
BHP produces a range of publications that can be viewed or downloaded at bhp.com. You can also elect to receive a paper copy of the Annual Report through the Share Registrar.
Read our reports at bhp.com
Annual Report 2018
Sustainability Report 2018
Economic Contribution Report 2018
If you would like further information or would like to change your previous election in relation to electronic or hard copy communications, please contact:
Share Registrar
+44 (0) 344 472 7001 (United Kingdom)
+27 11 373 0033 (South Africa)
32 BHP Billiton Plc Notice of Meeting 2018

Shareholder information
Share Registrars and Transfer Offices
Australia
BHP Billiton Limited Registrar
Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street
Abbotsford VIC 3067
Postal address – GPO Box 2975
Melbourne VIC 3001
Telephone 1300 656 780 (within Australia)
+61 3 9415 4020 (outside Australia)
Facsimile +61 3 9473 2460
Email enquiries:
investorcentre.com/bhp
United Kingdom
BHP Billiton Plc Registrar
Computershare Investor Services PLC
The Pavilions, Bridgwater Road
Bristol BS13 8AE
Postal address (for general enquiries) –
The Pavilions, Bridgwater Road
Bristol BS99 6ZZ
Telephone +44 (0) 344 472 7001
Facsimile +44 (0) 370 703 6101
Email enquiries:
investorcentre.co.uk/contactus
South Africa
BHP Billiton Plc Branch Register and Transfer Secretary
Computershare Investor Services (Pty) Limited
Rosebank Towers 15 Biermann Avenue
Rosebank, 2196 South Africa
Postal address – PO Box 61051
Marshalltown 2107
Telephone +27 11 373 0033
Facsimile +27 11 688 5217
Email enquiries:
web.queries@computershare.co.za
Holders of shares dematerialised into Strate should contact their CSDP or stockbroker.
New Zealand
Computershare Investor Services Limited
Level 2/159 Hurstmere Road
Takapuna Auckland 0622
Postal address – Private Bag 92119
Auckland 1142
Telephone +64 9 488 8777
Facsimile +64 9 488 8787
United States
Computershare Trust Company N.A. 250 Royall Street
Canton, MA 02021
Postal address – PO Box 43078
Providence, RI 02940-3078
Telephone +1 888 404 6340
(toll-free within US)
Facsimile +1 312 601 4331
ADR Depositary, Transfer Agent and Registrar
Citibank Shareholder Services
PO Box 43077
Providence, RI 02940-3077
Telephone +1 781 575 4555 (outside of US)
+1 877 248 4237 (+1-877-CITIADR)
(toll-free within US)
Facsimile +1 201 324 3284
Email enquiries:
citibank@shareholders-online.com
Website: citi.com/dr
Annual General Meeting agenda Notice of Annual General Meeting Explanatory Notes Voting and participating Location of the Annual General Meeting Accessing information on BHP
BHP Billiton Plc Notice of Meeting 2018 33

BHP
bhp.com